Points International Announces Results of Annual General Meeting

TORONTO, Canada, May 11, 2018 -- Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, announced today that all resolutions put to the annual meeting of shareholders held on May 10, 2018 were passed, including the reappointment of the company’s directors.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
David Adams	6,339,158	526,032
Christopher Barnard	6,342,167	523,023
Michael Beckerman	6,311,287	553,903
Bernay Box	6,632,662	232,528
Douglas Carty	6,339,506	525,684
Bruce Croxon	6,313,771	551,419
Charles Gillman	6,647,591	217,599
Robert MacLean	6,339,842	525,348
John Thompson	6,309,346	555,844

In addition, shareholders voted in favor of the reappointment of KPMG LLP as the auditors of the company.

The following votes were received with respect to the resolution:

	Number of Shares For	Number of Shares Withheld
Appointment of Auditors	9,791,872	664,987

As a vote for the appointment of the auditors was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

About Points

Points, (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The company has a growing network of more than 65 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London. For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Investor Relations Contact:

Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com